SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                Commission File Number 000-29945

                           NOTIFICATION OF LATE FILING

(Check One):  /X/  Form 10-K   / /  Form 11 K   / /  Form 20-F  / /  Form 10-Q
                  / /  Form N-SAR

  For Period Ended:   December 31, 2000
                      ----------------------------------------

/ / Transition Report on Form 10-K         / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F        / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

  For the Transition Period Ended: ____________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

_______________________________________________________________________________



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    The Oxbow Fund LLC
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Former name if applicable
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Address of principal executive office (Street and number)

                                    223 Wanaque Avenue
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City, state and zip code   Pompton Lakes, New Jersey 07442
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                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     /X/  a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
     /X/ b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     / / c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

The Oxbow Fund, LLC (the "Fund") is currently engaged in negotiations for the return of the balance of the monies invested by the Fund in Oxbow Credit Company, LLC ("Oxbow Credit"). While agreements for the return of the funds have not been signed as of this date, if these negotiations are successful, the disclosure in the Form 10-K would be materially affected. Additionally, since this is the first Form 10-K to be filed by the Fund, the process of gathering the necessary information and drafting the document is more complicated and time consuming than would otherwise be the case. Due to these circumstances, additional time is needed to complete the Form 10-K.

                                     PART IV
                                OTHER INFORMATION

1) Name and telephone number of person to contact in regard to this notification.

                  Daniel D. Dyer (253) 565-3200
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2)   Have all other periodic reports required under Section 13 or 15 (d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during


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     the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        /X/ Yes   /  / No

3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        / / Yes   /X/ No

If so, attach an explanation of the anticipated change, both narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                               The Oxbow Fund LLC
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


April 2, 2001                                  By:      /s/ Daniel D. Dyer
- ---------------------------                       --------------------------
Date                                                    Daniel D. Dyer
                                                        Chief  Executive Officer



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